Contact

www.linkedin.com/in/isabelle-francois-25486b6 (LinkedIn)
www.wholefoods.com (Other)

Top Skills

Investor Relations
Accounts Payable (AP)
Social Impact

Certifications

Section4 Certified Brand Strategist
Design Thinking
Insights for innovation
Section4 Certified Viral Growth
Section4 Certified Strategist

Isabelle Francois

CPG & Retail Business Leader, former VP Whole Foods/ Amazon, Strategic Advisor & Board Member
San Francisco, California, United States

Experience

Ayéya
President
June 2025 - Present (10 months)

Alaffia
President
June 2025 - Present (10 months)

Shaw Bakers
Chief Financial Officer
June 2023 - May 2025 (2 years)
South San Francisco, California, United States

Food System 6 Accelerator
Board Member
April 2020 - November 2023 (3 years 8 months)
San Francisco Bay Area

Neutral
1 year 7 months

Advisor
January 2023 - July 2023 (7 months)

Head of Revenue
January 2022 - December 2022 (1 year)
San Francisco Bay Area

Zero Egg
General Manager, North America
February 2020 - March 2021 (1 year 2 months)
San Francisco Bay Area

Alaffia
Interim Chief Growth Officer

July 2019 - December 2019 (6 months)

San Francisco Bay Area

Whole Foods Market

11 years 6 months

Vice President, WFM + Amazon Strategic Initiatives

November 2017 - June 2019 (1 year 8 months)

Austin TX/ San Francisco CA

Vice President, Whole Foods Market 365

April 2015 - April 2018 (3 years 1 month)

Vice President, Northern California

November 2009 - March 2015 (5 years 5 months)

Lead Marketing, Customer Service, Finance, Human Resources, IT and Data functions for Northern California Region.

Senior Director of Finance

January 2008 - November 2009 (1 year 11 months)

Gap Inc.

Director of Finance

December 2005 - January 2008 (2 years 2 months)

Trimble Navigation

Head of Corporate FP&A

December 2003 - December 2005 (2 years 1 month)

Excite@Home

FP&A Manager

February 2000 - October 2001 (1 year 9 months)

Xerox

FP&A Manager

1996 - 1998 (2 years)

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Education

· (1991 - 1995)